UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vuzix Corporation

File No. 333-160417 - CF#24197

Vuzix Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on July 2, 2009, as amended on October 16, 2009 and December 7, 2009.

Based on representations by Vuzix Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through October 16, 2014
Exhibit 10.19	through August 27, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief - Legal